UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ritter Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

767836109

(CUSIP Number)

December 31, 2016

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1 (b)

[  ] Rule 13d-1 (c)

[X] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 767836109	SCHEDULE 13G	PAGE 2 OF 5

1.	NAMES OF REPORTING PERSONS

Michael D. Step
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
	(see instructions)	(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES
BENEFICIALLY		948,834 (1)
OWNED BY	6.	SHARED VOTING POWER
EACH
REPORTING
PERSON WITH	7.	SOLE DISPOSITIVE POWER

		948,834 (1)
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

948,834 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
(SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Represents 27,000 shares owned directly and 921,834 shares underlying stock option awards that are currently exercisable or exercisable within 60 days of December 31, 2016. The number of shares issuable upon the exercise of options includes 306,157 shares subject to options that are currently exercisable but that are not subject to vesting within 60 days of December 31, 2016 and accordingly, if exercised, are subject to a repurchase right until vested.

(2)	Based on 11,619,197 shares of Common Stock of the Company outstanding as of December 31, 2016.

CUSIP No. 767836109	SCHEDULE 13G	PAGE 3 OF 5

Item 1(a).	Name of Issuer:

Ritter Pharmaceuticals, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1880 Century Park East, #1000 Los Angeles, CA 90067

Item 2(a).	Name of Person(s) Filing:

Michael D. Step

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

1880 Century Park East, #1000 Los Angeles, CA 90067

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

767836109

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 767836109	SCHEDULE 13G	PAGE 4 OF 5

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

Not Applicable

CUSIP No. 767836109	SCHEDULE 13G	PAGE 5 OF 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2017	/s/ Michael D. Step
Michael D. Step